Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2023

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2023	December 31, 2022
CURRENT ASSETS
Cash and cash equivalents	4	2,914,529	2,475,863
Short-term investments	4	3,088,139	2,959,135
Trade accounts receivable	5	5,738,421	4,999,004
Inventories	6	15,815,393	17,817,585
Tax credits		1,888,435	1,392,417
Income and social contribution taxes recoverable		705,226	815,197
Dividends receivable		4,168	5,048
Fair value of derivatives	14	11,591	3,272
Other current assets		725,852	789,901
		30,891,754	31,257,422

NON-CURRENT ASSETS
Tax credits		1,035,485	511,547
Deferred income taxes		2,017,050	2,164,477
Judicial deposits	15	2,056,508	1,825,899
Other non-current assets		514,433	700,377
Prepaid pension cost		-	9,179
Investments in associates and joint ventures	8	5,002,183	3,896,518
Goodwill	10	11,181,241	11,634,464
Leasing		1,272,094	960,876
Other Intangibles		420,196	415,159
Property, plant and equipment, net		22,019,439	20,422,734
		45,518,629	42,541,230

TOTAL ASSETS		76,410,383	73,798,652

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2023	December 31, 2022
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	3,934,212	4,241,819
Trade accounts payable - debtor risk	11	663,071	653,085
Trade accounts payable - imports	11	1,098,972	1,724,019
Short-term debt	12	1,310,978	2,492,262
Debentures	13	44,963	628,886
Taxes payable		465,966	395,212
Income and social contribution taxes payable		199,747	497,243
Payroll and related liabilities		789,120	1,056,325
Leasing payable		370,617	275,934
Employee benefits		10	516
Environmental liabilities		232,261	262,018
Fair value of derivatives	14	9,746	19,056
Other current liabilities		1,414,495	1,216,206
		10,534,158	13,462,581

NON-CURRENT LIABILITIES
Long-term debt	12	9,323,006	8,687,355
Debentures	13	799,131	798,887
Related parties	16	25,288	24,890
Deferred income taxes		230,542	96,341
Provision for tax, civil and labor liabilities	15	2,166,261	2,026,003
Environmental liabilities		193,697	222,634
Employee benefits		848,186	893,378
Leasing payable		995,471	754,709
Other non-current liabilities		507,143	533,681
		15,088,725	14,037,878

EQUITY	17
Capital		20,215,343	19,249,181
Treasury stocks		(151,650)	(179,995)
Capital reserves		11,597	11,597
Retained earnings		26,159,159	22,172,561
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		7,271,158	7,767,520
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		50,600,937	46,116,194

NON-CONTROLLING INTERESTS		186,563	181,999

EQUITY		50,787,500	46,298,193

TOTAL LIABILITIES AND EQUITY		76,410,383	73,798,652

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
NET SALES		17,063,258	21,149,232	54,200,931	64,448,165
Cost of sales	20	(14,270,585)	(16,411,378)	(44,501,242)	(48,625,378)
GROSS PROFIT		2,792,673	4,737,854	9,699,689	15,822,787
Selling expenses	20	(184,064)	(183,818)	(532,434)	(529,944)
General and administrative expenses	20	(354,804)	(371,254)	(1,106,820)	(1,035,448)
Other operating income	20	37,602	72,768	951,425	169,289
Other operating expenses	20	(85,253)	(80,584)	(214,928)	(141,623)
Impairment of financial assets	20	(4,084)	6,056	(5,065)	4,705
Equity in earnings of unconsolidated companies	8	182,070	281,494	769,614	976,913
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,384,140	4,462,516	9,561,481	15,266,679
Financial income	21	241,133	158,944	700,792	388,360
Financial expenses	21	(362,962)	(387,705)	(1,042,617)	(1,200,114)
Exchange variations, net	21	(359,558)	(315,084)	(849,191)	(603,439)
Tax credits monetary update	21	-	-	253,002	-
Gains (Losses) on financial instruments, net	21	3,633	13,666	(12,570)	20,536
INCOME BEFORE TAXES		1,906,386	3,932,337	8,610,897	13,872,022
Current	7	(406,628)	(738,435)	(1,541,982)	(3,054,771)
Deferred	7	92,307	(171,656)	(118,728)	(556,121)
Income and social contribution taxes		(314,321)	(910,091)	(1,660,710)	(3,610,892)

NET INCOME		1,592,065	3,022,246	6,950,187	10,261,130

ATTRIBUTABLE TO:
Owners of the parent		1,581,791	3,010,857	6,923,619	10,217,898
Non-controlling interests		10,274	11,389	26,568	43,232
		1,592,065	3,022,246	6,950,187	10,261,130

Basic earnings per share - common - (R$)	18	0.90	1.70	3.96	5.73
Basic earnings per share - preferred - (R$)	18	0.90	1.70	3.96	5.73

Diluted earnings per share - common - (R$)	18	0.90	1.69	3.93	5.70
Diluted earnings per share - preferred - (R$)	18	0.90	1.69	3.93	5.70

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income for the period	1,592,065	3,022,246	6,950,187	10,261,130
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	110,837	85,003	211,800	(12,427)
Cumulative translation adjustment	818,363	698,316	(964,466)	(507,926)
Recycling of cumulative translation adjustment to net income	-	-	-	13,239
Unrealized (Losses) Gains on net investment hedge	(167,306)	(164,322)	194,352	303,928
Unrealized (Losses) Gains on financial instruments, net of tax	(983)	(1,540)	783	1,235
Other comprehensive income for the period, net of tax	760,911	617,457	(557,531)	(201,951)

Total comprehensive income for the period, net of tax	2,352,976	3,639,703	6,392,656	10,059,179

Total comprehensive income attributable to:
Owners of the parent	2,342,265	3,628,555	6,371,827	10,020,312
Non-controlling interests	10,711	11,148	20,829	38,867
	2,352,976	3,639,703	6,392,656	10,059,179

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
									Gains	Gains
						Investments			and	and
						and		Operations	losses	losses			Long
					Tax	working		with	on net	on	Cumulative		term	Total parent		Total
		Treasury	Capital	Legal	Incentives	capital	Retained	non-controlling	investment	financial	translation	Pension	incentive	company's	Non-controlling	Shareholder's
	Capital	stocks	Reserve	reserve	Reserve	reserve	earnings	interests	hedge	instruments	adjustment	Plan	plan	interest	interests	Equity
Balance as of January 1, 2022	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	-	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	-	-	-	-	-	-	10,217,898	-	-	-	-	-	-	10,217,898	43,232	10,261,130
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	303,928	1,235	(502,749)	-	-	(197,586)	(4,365)	(201,951)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	10,217,898	-	303,928	1,235	(502,749)	-	-	10,020,312	38,867	10,059,179
Effects of the share buyback program	-	(934,768)	-	-	-	-	-	-	-	-	-	-	-	(934,768)	-	(934,768)
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	1,842	1,842	4	1,846
Long term incentive plan exercised during the period	-	21,106	-	-	-	24,038	-	-	-	-	-	-	-	45,144	12	45,156
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	(33,845)	-	-	-	-	-	(33,845)	(22,729)	(56,574)
Dividend in excess of the minimum estatutory undistributed in 2021	-	-	-	-	-	-	(341,555)	-	-	-	-	-	-	(341,555)	-	(341,555)
Dividends/interest on equity	-	-	-	-	-	-	(2,173,255)	-	-	-	-	-	-	(2,173,255)	(37,021)	(2,210,276)
Balance as of September 30, 2022 (Note 17)	19,249,181	(1,066,071)	11,597	1,665,280	1,255,020	14,942,232	7,703,088	(2,904,670)	(9,263,288)	(10,892)	17,747,303	(165,547)	24,924	49,188,157	190,500	49,378,657

Balance as of January 1, 2023	19,249,181	(179,995)	11,597	2,210,531	1,775,498	18,186,532	-	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	-	-	-	-	-	-	6,923,619	-	-	-	-	-	-	6,923,619	26,568	6,950,187
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	194,352	783	(746,927)	-	-	(551,792)	(5,739)	(557,531)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	6,923,619	-	194,352	783	(746,927)	-	-	6,371,827	20,829	6,392,656
Increase in Capital through capitalization of Retained earnings	966,162	-	-	-	-	(966,162)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	55,430	55,430	26	55,456
Long term incentive plan exercised during the period	-	28,345	-	-	-	6,520	-	-	-	-	-	-	-	34,865	17	34,882
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,951)	(9,951)
Dividend in excess of the minimum estatutory undistributed in 2022	-	-	-	-	-	(333,151)	-	-	-	-	-	-	-	(333,151)	-	(333,151)
Dividends/interest on equity	-	-	-	-	-	-	(1,644,228)	-	-	-	-	-	-	(1,644,228)	(6,357)	(1,650,585)
Balance as of September 30, 2023 (Note 17)	20,215,343	(151,650)	11,597	2,210,531	1,775,498	16,893,739	5,279,391	(2,904,670)	(8,884,718)	(11,951)	15,978,615	80,117	109,095	50,600,937	186,563	50,787,500

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2023	September 30, 2022
Cash flows from operating activities
Net income for the period		6,950,187	10,261,130
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	2,256,376	2,097,534
Equity in earnings of unconsolidated companies	8	(769,614)	(976,913)
Exchange variation, net	21	849,191	603,439
Gains and losses on derivative financial instruments, net	21	12,570	(20,536)
Post-employment benefits		190,264	190,144
Long-term incentive plans		122,801	69,257
Income tax	7	1,660,710	3,610,892
Gain (Loss) on disposal of property, plant and equipment		26,210	(18,513)
Impairment (Reversal) of financial assets		5,065	(4,705)
Provision of tax, civil, labor and environmental liabilities, net		140,549	125,201
Tax credits recovery		(1,098,218)	-
Interest income on short-term investments		(426,093)	(201,654)
Interest expense on debt and debentures	21	630,927	802,747
Interest on loans with related parties	16	-	139
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(20,667)	21,677
		10,530,258	16,559,839
Changes in assets and liabilities
Increase in trade accounts receivable		(1,006,171)	(1,206,860)
Decrease (Increase) in inventories		1,158,473	(2,654,174)
(Decrease) Increase in trade accounts payable		(775,582)	1,120,625
Increase in other receivables		(100,429)	(267,975)
Decrease in other payables		(318,777)	(1,172,862)
Dividends from associates and joint ventures		77,661	106,464
Purchases of short-term investments		(5,687,783)	(1,797,882)
Proceeds from maturities and sales of short-term investments		5,595,166	2,197,056
Cash provided by operating activities		9,472,816	12,884,231

Interest paid on loans and financing		(458,667)	(618,656)
Interest paid on lease liabilities		(78,632)	(59,509)
Income and social contribution taxes paid		(1,410,109)	(2,780,069)
Net cash provided by operating activities		7,525,408	9,425,997

Cash flows from investing activities
Purchases of property, plant and equipment	9	(3,668,775)	(2,607,753)
Proceeds from sales of property, plant and equipment, investments and other intangibles		10,336	36,657
Additions in other intangibles		(91,008)	(128,337)
Stock buyback from joint ventures		47,006	-
Capital increase in joint ventures		(96,653)	(26,751)
Net cash used in investing activities		(3,799,094)	(2,726,184)

Cash flows from financing activities
Acquisition of interest in subsidiary		-	(46,153)
Purchases of Treasury stocks		-	(916,145)
Dividends and interest on capital paid		(1,855,072)	(2,408,191)
Proceeds from loans and financing		1,658,770	442,527
Payment of loans and financing		(2,692,611)	(1,667,288)
Leasing payment		(308,819)	(246,112)
Intercompany loans, net		398	8,699
Net cash used by financing activities		(3,197,334)	(4,832,663)

Exchange variation on cash and cash equivalents		(90,314)	157,847

Increase in cash and cash equivalents		438,666	2,024,997
Cash and cash equivalents at beginning of period		2,475,863	4,160,654
Cash and cash equivalents at end of period		2,914,529	6,185,651

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on November 6, 2023.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended on September 30, 2023 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2022, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2023 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2024 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback. It clarifies aspects to be considered in the accounting treatment of an asset transfer in a sale. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 – Non-current Liabilities with Covenants. It clarifies aspects of separate classifications in the balance sheet of current and non-current assets and liabilities, establishing the presentation based on liquidity when it provides information that is reliable and more relevant. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 12 – Income Taxes. It clarifies aspects related to the recognition and disclosure of deferred tax assets and liabilities related to the Pillar Two Model Rules published by the Organisation for Economic Co-operation and Development (OECD). This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company has no material impacts on its Financial Statements regarding the adoption of this standard amendment.

- Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements. They clarify aspects related to the disclosure of information on supplier finance that allow users of financial statements to assess the effects of these arrangements on the Company's liabilities and cash flows, as well as exposure to liquidity and risk. These amendments to the standards are effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Amendment to IAS 21 – Lack of Exchangeability. It clarifies aspects related to accounting treatment and disclosure when a currency lacks exchangeability into another currency. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2025. The Company does not expect material impacts on its Financial Statements.

- Issuance of standards IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 – Climate-related Disclosures, which were issued by the ISSB - International Sustainability Standards Board. These standards establish new disclosure requirements for sustainability-related risks and opportunities and specific climate-related disclosures. These standards are effective for years beginning on/or after January 1, 2024. For public companies in Brazil, CVM Resolution No. 193, issued on October 20, 2023, establishes the voluntary adoption of these standards for years beginning on/or after January 1, 2024 and mandatory adoption for years beginning on/or after January 1, 2026. The Company is assessing the adoption impacts of these standards.

NOTE 3 - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2023, when compared to those existing on December 31, 2022.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
Joint ventures	Country	Total capital(*)
		September 30, 2023	December 31, 2022
Bradley Steel Processors	Canada	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de C.V.	Mexico	75.00	75.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73
Diaco S.A.	Colombia	49.85	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50
Addiante S.A	Brazil	50.00	50.00
Ubiratã Tecnologia S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A. (Note 3.4)	Brazil	44.66	-
Newave Energia S.A. (Note 3.4)	Brazil	33.33	-

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	September 30, 2023	December 31, 2022
Cash and cash equivalents	1,637,225	948,019
Total current assets	6,427,125	5,358,394
Total non current assets	6,127,393	4,817,960
Short-term debt	529,989	454,518
Total current liabilities	3,747,891	3,574,475
Long-term debt	649,467	921,164
Total non current liabilities	934,036	1,232,537
Equity	7,872,590	5,369,343

	Joint ventures
	For the three-month period ended		For the nine-month period ended
Joint ventures	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net Sales	3,243,119	3,705,242	10,375,852	11,559,656
Cost of sales	(2,678,323)	(3,015,405)	(8,406,040)	(9,224,475)
Income before financial income (expenses) and taxes	450,873	580,441	1,641,208	1,998,053
Financial income	46,294	88,465	138,062	286,123
Financial expenses	(92,995)	(131,778)	(209,030)	(409,678)
Income and social contribution taxes	(43,028)	(102,534)	(256,631)	(375,952)
Net Income	279,043	392,160	1,144,242	1,468,658
Depreciation and amortization	82,507	74,126	243,428	226,765
Other comprehensive income	-	(1,428)	-	(6,154)
Total comprehensive income	279,043	390,732	1,144,242	1,462,505

3.3 — Associate company

Listed below is the interest in associate company:

		Equity interests
Associate company	Country	Total capital (*)
		September 30, 2023	December 31, 2022
Dona Francisca Energética S.A.	Brazil	51.82	51.82

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

The summarized financial information of the associate company, accounted for under the equity method, is shown as follows:

	Associate company
Associate company	September 30, 2023	December 31, 2022
Cash and cash equivalents	15	12
Total current assets	20,715	10,148
Total non current assets	157,840	165,267
Total current liabilities	19,883	22,374
Total non current liabilities	20,699	31,266
Equity	137,974	121,776

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	Associate company
	For the three-month period ended		For the nine-month period ended
Associate company	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net Sales	16,677	16,677	49,488	49,486
Cost of sales	(7,571)	(7,228)	(23,855)	(20,713)
Income before financial income (expenses) and taxes	8,693	8,774	23,020	27,082
Financial income	422	211	819	1,088
Financial expenses	(1,143)	(1,628)	(3,753)	(4,879)
Income and social contribution taxes	(707)	(604)	(1,888)	(1,952)
Net Income	7,265	6,753	18,198	21,339
Depreciation and amortization	2,176	2,110	7,387	6,328
Total comprehensive income	7,265	6,753	18,198	21,339

3.4 — Acquisition of Joint Ventures

I) On January 10, 2023, the Company converted into equity interest a convertible loan with the Brasil ao Cubo S.A. in the amount of R$ 141 million. On the same date, the Company also acquired some shareholdings from the original shareholders in the amount of R$ 37 million and, as a result of these operations, became the holder of 44.66% of the total capital of this company. Brasil ao Cubo S.A. operates in the construction of buildings, the manufacture of metallic structures, the manufacture of metal frames, the manufacture of locksmith articles, with the exception of frames, retail trade of construction materials in general and engineering services.

II) On March 15, 2023, the Company’s subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), signed an agreement for the subscription of an equity interest in the share capital of Newave Energia S.A. (“Newave”) by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively. In this first phase of the transaction, Gerdau Next subscribed R$ 500 million, which must be paid in up to 18 months, according to capital calls and conditions and provided that the conditions related to the capital contributions agreed with Newave are met. On October 10, 2023, the Company announced that Newave entered into the definitive instruments for the acquisition of all shares in Solar Arinos Holding S.A., held by the Voltalia Group, with the aim of developing, building and operating a new solar energy generation park in Arinos, in the state of Minas Gerais, which should have an installed capacity of approximately 420 MWp and includes an energy substation. The total investment for the construction of the Arinos Solar Park will be approximately R$ 1.4 billion and will be fully supported by Newave, with a combination of its own capital and debt. Through the signing of the definitive instruments, the conditions are met for the Company to complete the payment of its share of the capital in Newave throughout the construction of the project. Once operational, the Arinos Solar Park should supply 30% of its volume of renewable energy produced to Gerdau's steel production units in Brazil, in the form of self-production, contributing to the achievement of greenhouse emissions reduction targets and reinforcing Gerdau's objectives for greater competitiveness. On September 30, 2023, the amount paid in by the Company is R$ 20 million. Additionally, on October 10, 2023, the Company paid in R$ 145 million.

NOTE 4 - CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2023	December 31, 2022
Cash	15,110	11,957
Banks and immediately available investments	2,899,419	2,463,906
Cash and cash equivalents	2,914,529	2,475,863

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	September 30, 2023	December 31, 2022
Short-term investments	3,088,139	2,959,135

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 - ACCOUNTS RECEIVABLE

	September 30, 2023	December 31, 2022
Trade accounts receivable - in Brazil	2,867,718	2,641,881
Trade accounts receivable - exports from Brazil	635,366	262,306
Trade accounts receivable - foreign subsidiaries	2,326,231	2,187,404
(-) Impairment of financial assets	(90,894)	(92,587)
	5,738,421	4,999,004

Accounts receivable by aging are as follows:

	September 30, 2023	December 31, 2022
Current	5,166,074	4,303,352
Past-due:
Up to 30 days	497,972	629,018
From 31 to 60 days	65,317	50,587
From 61 to 90 days	36,218	37,065
From 91 to 180 days	33,487	24,627
From 181 to 360 days	7,893	18,934
Above 360 days	22,354	28,008
(-) Impairment on financial assets	(90,894)	(92,587)
	5,738,421	4,999,004

NOTE 6 - INVENTORIES

	September 30, 2023	December 31, 2022
Finished products	7,139,501	7,942,003
Work in progress	3,435,371	4,480,989
Raw materials	3,409,989	3,257,362
Storeroom supplies	1,415,567	1,349,130
Imports in transit	440,919	835,598
(-) Allowance for adjustments to net realizable value	(25,954)	(47,497)
	15,815,393	17,817,585

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2022	(3,375)
Provision for the year	(56,441)
Reversal of adjustments to net realizable value	12,598
Exchange rate variation	(279)
Balance as of December 31, 2022	(47,497)
Provision for the year	(14,040)
Reversal of adjustments to net realizable value	34,707
Exchange rate variation	876
Balance as of September 30, 2023	(25,954)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 7 - INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2023 and 2022. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2023	September 30, 2022
Income before income taxes	1,906,386	3,932,337
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(648,171)	(1,336,994)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	181,289	245,969
- Equity in earnings of unconsolidated companies	61,904	95,708
- Interest on equity	(709)	(2,327)
- Tax incentives	5,164	7,690
- Deferred tax assets not recognized / Realization, net	(4,548)	10,813
- Interests on tax lawsuits*	12,385	-
- Other permanent differences, net	78,365	69,050
Income and social contribution taxes	(314,321)	(910,091)
Current	(406,628)	(738,435)
Deferred	92,307	(171,656)

	For the nine-month period ended
	September 30, 2023	September 30, 2022
Income before income taxes	8,610,897	13,872,022
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(2,927,705)	(4,716,487)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	417,646	226,248
- Equity in earnings of unconsolidated companies	261,669	332,150
- Interest on equity	302,450	329,000
- Tax incentives	14,215	32,828
- Deferred tax assets not recognized / Realization, net	(15,548)	69,057
- Interests on tax lawsuits*	118,586	-
- Other permanent differences, net	167,977	116,312
Income and social contribution taxes	(1,660,710)	(3,610,892)
Current	(1,541,982)	(3,054,771)
Deferred	(118,728)	(556,121)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the period.

b) Tax Assets not booked:

The Company did not recognize a portion of tax assets regarding tax losses and negative social contribution from some operations in Brazil in the amount of R$ 275,313 (R$ 239,989 on December 31, 2022), which do not have an expiration date. The subsidiaries abroad had R$ 1,055,036 (R$ 1,105,130 as of December 31, 2022) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 276,359 (R$ 334,475 as of December 31, 2022), which expire at various dates between 2023 and 2044.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 8 - INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 01, 2022	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	884,437	277,108	9,243	(18,961)	1,151,827
Cumulative Translation Adjustment	(76,795)	(127,099)	(414)	(1,284)	(205,592)
Capital increase	-	-	-	35,001	35,001
Dividends/Interest on equity	(250,680)	(160,572)	(3,684)	(10,557)	(425,493)
Balance as of December 31, 2022	2,428,237	1,060,770	256,813	150,698	3,896,518
Equity in earnings	550,986	200,271	3,972	14,385	769,614
Cumulative Translation Adjustment	172,673	31,648	5,153	2,326	211,800
Capital increase	-	-	-	60,000	60,000
Conversion of intercompany loan into equity interest	-	-	-	141,070	141,070
Acquisition of equity interest	-	-	-	36,653	36,653
Negative goodwill in acquisition of equity interest	-	-	-	11,195	11,195
Shares repurchase	-	(47,006)	-	-	(47,006)
Dividends/Interest on equity	(17,048)	(50,959)	(4,025)	(5,629)	(77,661)
Balance as of September 30, 2023	3,134,848	1,194,724	261,913	410,698	5,002,183

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on September 30, 2023, acquisitions amounted to R$ 1,485,714 (R$ 1,055,914 as of September 30, 2022), and disposals amounted to R$ 11,928 (R$ 1,418 as of September 30, 2022). During the nine-month period ended on September 30, 2023, acquisitions amounted to R$ 3,668,775 (R$ 2,607,753 as of September 30, 2022), and disposals amounted to R$ 36,546 (R$ 13,122 as of September 30, 2022).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on September 30, 2023 amounted to R$ 15,406 (R$ 6,194 as of September 30, 2022). Borrowing costs capitalized during the nine-month period ended on September 30, 2023 amounted to R$ 40,200 (R$ 20,452 as of September 30, 2022).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on September 30, 2023 and December 31, 2022.

NOTE 10 - GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2022	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(1,595,333)	802,270	(793,063)
Balance as of December 31, 2022	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(757,913)	304,690	(453,223)
Balance as of September 30, 2023	20,987,634	(9,806,393)	11,181,241

The amounts of goodwill by segment are as follows:

	September 30, 2023	December 31, 2022
Brazil	373,135	373,135
Special Steels	3,689,516	3,844,314
North America	7,118,590	7,417,015
	11,181,241	11,634,464

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 11 - TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	September 30, 2023	December 31, 2022
Trade accounts payable - domestic market	3,934,212	4,241,819
Trade accounts payable - debtor risk	663,071	653,085
Trade accounts payable - imports	1,098,972	1,724,019
	5,696,255	6,618,923

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers' receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company's securities, at the supplier's discretion, does not result in a relevant change in the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On September 30, 2023, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 - LOANS AND FINANCING

Loans and financing are as follows:

	September 30, 2023	December 31, 2022
Ten/Thirty Years Bonds	7,314,104	8,514,787
Other financing	3,319,880	2,664,830
Total financing	10,633,984	11,179,617
Current	1,310,978	2,492,262
Non-current	9,323,006	8,687,355

Principal amount of the financing	10,297,257	11,029,354
Interest amount of the financing	336,727	150,263
Total financing	10,633,984	11,179,617

Weighted average effective interest cost on September 30, 2023 is 5.7% p.a. for debt instruments denominated in dollar, 103.6% of CDI for debt instruments denominated in Brazilian reais and 7.6% p.a. for other currencies.

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Summary of loans and financing by currency:

	September 30, 2023	December 31, 2022
Brazilian Real (R$)	2,773,451	1,273,180
U.S. Dollar (US$)	7,460,780	9,581,266
Other currencies	399,753	325,171
	10,633,984	11,179,617

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2023	December 31, 2022
2024 (*)	809,098	809,098
2025	1,156,718	410,840
2026	168,378	10,410
2027	2,229,111	2,236,582
2028 on	4,959,701	5,220,425
	9,323,006	8,687,355

(*) For the period as of September 30, 2023, the amounts represents payments from October 1, 2024 to December 31, 2024.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,382 million as of September 30, 2023). The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in September 2027. As of September 30, 2023, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

b) Main debt funding and amortization

During the year of 2023, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longo S.A. got loans with top-tier financial institutions, in the amount of R$ 750 million and maturing in 2 years. Regarding debt amortizations in the period, the subsidiary Gerdau Trade Inc. made the total payment of its Bonds that matured in April/23 in the amount of US$ 188.3 million (equivalent to R$ 931.1 million on the settlement date).

In September 2023, Gerdau S.A. and the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. raised debt from top-tier financial institutions, in the amount of R$ 600.5 million and with a maturity period of up to 3 years. This funding was carried out in conjunction with a protective derivative financial instrument, with the objective of represent, in the set of two operations, a cost indexed to the CDI.

NOTE 13 - DEBENTURES

		Quantity as of September 30, 2023
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2023	December 31, 2022
14th	August, 26, 2014	20,000	20,000	08/30/2024	-	-
16th - A	April, 25, 2019	-	-	05/06/2023	-	612,159
16th - B	April, 25, 2019	800,000	-	05/06/2026	844,094	815,614
Total Consolidated					844,094	1,427,773

Current					44,963	628,886
Non-current					799,131	798,887

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Maturities of long-term amounts are as follows:

	September 30, 2023	December 31, 2022
2026	799,131	798,887
	799,131	798,887

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

For the instruments listed above, the average interest rate weighted by the amounts was 3.41% and 10.20% for the three and nine-month periods ended on September 30, 2023, respectively (3.48% and 9.10% for the three and nine-month periods ended on September 30, 2022, respectively).

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, related parties, fair value of derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value — the Fair Value of the financial instruments is as follows:

	September 30, 2023		December 31, 2022
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	3,088,139	3,088,139	2,959,135	2,959,135
Trade accounts receivable	5,738,421	5,738,421	4,999,004	4,999,004
Fair value of derivatives	11,591	11,591	3,272	3,272
Other current assets	725,852	725,852	789,901	789,901
Other non-current assets	514,433	514,433	700,377	700,377
Liabilities
Trade accounts payable - domestic market	3,934,212	3,934,212	4,241,819	4,241,819
Trade accounts payable - debtor risk	663,071	663,071	653,085	653,085
Trade accounts payable - imports	1,098,972	1,098,972	1,724,019	1,724,019
Loans and Financing	10,633,984	10,335,788	11,179,617	11,267,779
Debentures	844,094	886,214	1,427,773	1,421,187
Related parties	25,288	25,288	24,890	24,890
Fair value of derivatives	9,746	9,746	19,056	19,056
Other current liabilities	1,414,495	1,414,495	1,216,206	1,216,206
Other non current liabilities	507,143	507,143	533,681	533,681

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company's internal guidelines.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor the objectives described above and may not be used as indicators for other purposes, such as impairment test.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	September 30, 2023	September 30, 2022
Foreign currency sensitivity analysis	5%	21,623	116,385
Interest rate sensitivity analysis	10 bps	29,601	31,138
Sensitivity analysis of changes in prices of products sold	1%	170,633	211,492
Sensitivity analysis of changes in raw material and commodity prices	1%	106,352	138,900
Currency forward contracts	5%	(14,583)	22,679
Commodity forward contracts	5%	1,067	2,626
Swaps USD x DI	50 bps	(104)	-
Swaps IPCA x DI	50 bps	(1)	-

Foreign currency sensitivity analysis: As of September 30, 2023, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a gain of R$ 21,623 (R$ 116,385 as of September 30, 2022). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 29,601 as of September 30, 2023 (R$ 31,138 as of September 30, 2022) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on September 30, 2023, totals R$ 170,633 (R$ 211,492 as of September 30, 2022) and the variation in the price of raw materials and other inputs totals R$ 106,352 as of September 30, 2023 (R$ 138,900 as of September 30, 2022). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real/Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real/Argentinian Peso represents an expense of R$ 14,583 as of September 30, 2023 (an income of R$ 22,679 as of September 30, 2022) and a 5% decrease in the Dollar against the Real/Argentinian Peso represents an expense of the same amount. Forward contracts in Dollar/Real/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 1,067 as of September 30, 2023 (R$ 2,626 as of September 30, 2022), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal, nickel and natural gas forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 14.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 50 bps increase in the DI x Pre interest curve for all vertices of the respective operations. This variation would represent an expense of R$ 104 (R$ 0 as of September 30, /2022). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 17.e.

Sensitivity analysis of IPCA x DI swaps: the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 50 bps increase in the DI x Pre interest curve for all vertices of the respective operations. This variation would represent a gain of R$ 1 (R$ 0 as of September 30, 2022). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps to which the Company is exposed to are presented in Note 17.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2023 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	3,088,139	3,088,139
Trade accounts receivable	5,738,421	-	5,738,421
Fair value of derivatives	-	11,591	11,591
Other current assets	725,852	-	725,852
Other non-current assets	514,433	-	514,433
Total	6,978,706	3,099,730	10,078,436
Financial income (expenses) for the three-month period ended on September 30, 2023	199,802	178,463	378,265
Financial income (expenses) for the nine-month period ended on September 30, 2023	473,396	473,509	946,905

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	3,934,212	3,934,212
Trade accounts payable - debtor risk	-	663,071	663,071
Trade accounts payable - imports	-	1,098,972	1,098,972
Loans and financing	600,493	10,033,491	10,633,984
Debentures	-	844,094	844,094
Related parties	-	25,288	25,288
Fair value of derivatives	9,746	-	9,746
Other current liabilities	-	1,414,495	1,414,495
Other non-current liabilities	-	507,143	507,143
Total	610,239	18,520,766	19,131,005
Financial income (expenses) for the three-month period ended on September 30, 2023	(12,570)	(843,449)	(856,019)
Financial income (expenses) for the nine-month period ended on September 30, 2023	(28,591)	(1,868,898)	(1,897,489)

December 31, 2022 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,959,135	2,959,135
Trade accounts receivable	4,999,004	-	4,999,004
Fair value of derivatives	-	3,272	3,272
Other current assets	789,901	-	789,901
Other non-current assets	559,389	140,988	700,377
Total	6,348,294	3,103,395	9,451,689
Financial income (expenses) for the three-month period ended on September 30, 2022	205,865	128,507	334,372
Financial income (expenses) for the nine-month period ended on September 30, 2022	473,396	473,509	946,905

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,241,819	4,241,819
Trade accounts payable - debtor risk	-	653,085	653,085
Trade accounts payable - imports	-	1,724,019	1,724,019
Loans and financing	-	11,179,617	11,179,617
Debentures	-	1,427,773	1,427,773
Related parties	-	24,890	24,890
Fair value of derivatives	19,056	-	19,056
Other current liabilities	-	1,216,206	1,216,206
Other non-current liabilities	-	533,681	533,681
Total	19,056	21,001,090	21,020,146
Financial income (expenses) for the three-month period ended on September 30, 2022	(9,440)	(855,111)	(864,551)
Financial income (expenses) for the nine-month period ended on September 30, 2022	(28,591)	(1,868,898)	(1,897,489)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the senior leadership of Corporate Financial Committee, which validates the fair value of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company may contract forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentinian peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

	Notional value			Amount receivable		Amount payable
Contracts	Position	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Currency forward contracts
Maturity in 2023/2024	sold in US$	US$ 58,6 milhões	US$ 30.9 milhões	7,553	-	8,176	17,950
Commodity contracts
Maturity in 2023/2024	buyed in US$	US$ 4,1 milhões	US$ 2.4 milhões	2,323	3,272	1,449	1,106
Swaps IPCA x DI
Maturity in 2024	99,2% do CDI	R$ 450,0 milhões	-	557	-	121	-
Swaps USD x DI
Maturity in 2026	107,9% do CDI	US$ 30,6 milhões	-	1,158	-	-	-

Total fair value of financial instruments				11,591	3,272	9,746	19,056

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	September 30, 2023	December 31, 2022
Fair value of derivatives
Current assets	11,591	3,272
	11,591	3,272
Fair value of derivatives
Current liabilities	9,746	19,056
	9,746	19,056

	For the nine-month period ended
	September 30, 2023	September 30, 2022
Net Income
Gains on financial instruments	16,022	44,358
Losses on financial instruments	(28,592)	(23,822)
	(12,570)	20,536
Other comprehensive income
Gains on financial instruments	783	1,235
	783	1,235

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 0.9 billion (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 167,306 for the three-month period ended on September 30, 2023 (loss of R$ 164,322 for the three-month period ended on September 30, 2022) and as an unrealized gain, net of taxes, in the amount R$ 194,352 for the nine-month period ended on September 30, 2023 (gain of R$ 303,928 for the nine-month period ended on September 30, 2022).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2023, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2023 and December 31, 2022, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Current assets
Short-term investments	3,088,139	2,959,135	3,088,139	2,959,135
Fair value of derivatives	11,591	3,272	11,591	3,272
Other current assets	725,852	789,901	725,852	789,901

Non-current assets
Other non-current assets	514,433	700,377	514,433	700,377
	4,340,015	4,452,685	4,340,015	4,452,685

Current liabilities
Short-term debt	1,310,978	2,492,262	1,310,978	2,492,262
Debentures	44,963	628,886	44,963	628,886
Fair value of derivatives	9,746	19,056	9,746	19,056
Other current liabilities	1,414,495	1,216,206	1,414,495	1,216,206

Non-current liabilities
Long-term debt	9,323,006	8,687,355	9,323,006	8,687,355
Debentures	799,131	798,887	799,131	798,887
Related parties	25,288	24,890	25,288	24,890
Other non-current liabilities	507,143	533,681	507,143	533,681
	13,434,750	14,401,223	13,434,750	14,401,223

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2022	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September, 30, 2022
Related Parties, net	21,970	8,699	-	139	-	30,808
Leasing payable	918,365	(246,112)	(59,509)	59,509	335,688	1,007,941
Loans and Financing, Debentures and Fair value of derivatives	14,036,447	(1,224,761)	(618,656)	802,747	(157,516)	12,838,261

		Cash effects		Non-cash effects
	December 31, 2022	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2023
Related Parties, net	24,890	398	-	-	-	25,288
Leasing payable	1,030,643	(308,819)	(78,632)	78,632	644,264	1,366,088
Loans and Financing, Debentures and Fair value of derivatives	12,623,174	(1,033,841)	(458,667)	630,927	(285,360)	11,476,233

NOTE 15 - TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses.

I) Provisions

	September 30, 2023	December 31, 2022
a) Tax provisions	1,662,028	1,530,040
b) Labor provisions	468,740	463,452
c) Civil provisions	35,493	32,511
	2,166,261	2,026,003

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	September 30, 2023	December 31, 2022
Balance at the beginning of the year	2,026,003	1,741,026
(+) Additions	180,874	385,662
(+) Monetary correction	142,432	194,170
(-) Reversal of accrued amounts	(182,758)	(293,536)
(+) Foreign exchange effect on provisions in foreign currency	(290)	(1,319)
Balance at the end of period	2,166,261	2,026,003

II) Contingent liabilities for which provisions were not recorded as of September 30, 2023

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 600,923.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 471,786; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,974,113, (iii) social security contributions in the total of R$ 143,224 and (iv) other taxes, whose updated total amount is currently R$ 847,626.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,504,168, of which: (i) R$ 808,289 correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, four lawsuits are at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 695,879 correspond to three lawsuits of subsidiary Gerdau S.A., of which two processes are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed, and one lawsuit that is currently at the Administrative Board of Tax Appeals (CARF) for judgment of the Voluntary Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 547,468, of which: (i) R$ 29,220 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 249,598 correspond to a lawsuit in which the Company had its Voluntary Appeal granted at the Administrative Board of Tax Appeals (CARF), pending analysis of the Special Appeal filed by the National Treasury Attorney's Office; (iii) R$ 91,842 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Board of Tax Appeals (CARF), recently upheld, pending analysis of the Special Appeal filed by the National Treasury Attorney's Office; and (iv) R$ 176,808 correspond to a lawsuit whose Opposition presented by the Company was partially accepted by the Federal Revenue Judgment Office (DRJ), with the Voluntary Appeal lodged pending of judgment at the Administrative Board of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,399,467. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,149,941 corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is pending at the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company, and another is pending at the Federal Regional Court of the 4th Region, where the motion for clarification opposed against the decision that unanimously granted the appeal filed by Gerdau, to extinguish the Tax Execution and dismissed the Federal Government's appeal, is pending of judgment; and (ii) R$ 249,526 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), in which the appeal lodged by the Federal Government against the judgment that upheld the Embargoes of Tax Enforcement opposed by the Company is pending of judgement.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005, regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 9,145,193, of which: (i) R$ 6,009,547 correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, being pending of judgment the special and extraordinary appeals filed by the National Treasury; and in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region; and in the process of the subsidiary Gerdau Aços Longos S.A., the appeal filed by the National Treasury is pending of judgment at the Federal Regional Court of the 2nd Region; and also, the Embargoes of Tax Enforcement filed by the subsidiary Gerdau Açominas S.A are awaiting judgment at the lower court; (ii) R$ 361,263 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 336,981 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 5,875 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 94,760 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and is currently under judicial discussion, in which are pending of judgement the appeals lodged by the parties against the sentence that upheld the Embargoes on Tax Execution; (vi) R$ 132,316 corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 204,676 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 126,804 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 664,064 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the Voluntary Appeal filed by the Company was partially granted, being pending of judgment the appeal filed by the Company at the CARF; (x) R$ 585,403 pending before the first instance of the Administrative Board of Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 165,138 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 458,364 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to Administrative Board of Tax Appeals (CARF) proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Neither the Company, its controlling shareholders, board members and executive officers are part of any ongoing criminal publicly disclosed investigations, procedures or legal actions associated to the investigations made by the Brazilian federal authorities and judiciary branch related to CARF proceedings and political contributions made by the Company.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

According to the decision published on November 10, 2022, in a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp n.º 1.979.138 - DF (2021/0405949-3), Judge Benedito Gonçalves).

The STJ's decision is subject to appeal by the Brazilian government and Gerdau will continue to seek all appropriate legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 627,060. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 1,069,686. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2023	December 31, 2022
Tax	1,817,675	1,603,136
Labor	64,337	67,911
Civil	174,496	154,852
	2,056,508	1,825,899

The balance of tax judicial deposits as of September 30, 2023 includes the amount of R$ 1,632,727 which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed, alleging that the Supreme Court's decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, referring to credits prior to the filing of the lawsuits.

The amounts recognized in the Company's results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line.

Due to the economic moment strongly impacted by the pandemic caused by COVID-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company. In December 2022, after judgment of the Declaration Embargoes opposed by the National Treasury, which upheld the favorable decision for the Company, the fine was definitively terminated.

IV) Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company's account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized a credit of R$ 828 million in the statement of income (principal minus legal fees recognized in the line of Other Operating Income, plus monetary restatement recognized in the Tax credits monetary update line and deducted from taxes recognized in the income and social contribution taxes line). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, which is expected to be monetized within a period of up to 5 years.

NOTE 16 - RELATED-PARTY TRANSACTIONS

a) Intercompany loans

	Maturity	September 30, 2023	December 31, 2022
Liabilities
Joint venture
Bradley Steel Processors Inc.	August 1, 2024	(25,288)	(24,890)
		(25,288)	(24,890)

	For the nine-month period ended
	September 30, 2023	September 30, 2022
Net financial income (loss)	-	(139)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Operations with related parties

During the three-month period ended on September 30, 2023, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 316,464 (R$ 174,619 as of September 30, 2022) and purchases in the amount of R$ 56,483 as of September 30, 2023 (R$ 61,171 as of September 30, 2022). The net balance totals R$ 259,981 as of September 30, 2023 (R$ 113,448 as of September 30, 2022). During the nine-month period ended on September 30, 2023, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 1,132,221 (R$ 1,171,524 as of September 30, 2022) and purchases in the amount of R$ 131,190 as of September 30, 2023 (R$ 231,741 as of September 30, 2022). The net balance totals R$ 1,001,031 as of September 30, 2023 (R$ 939,603 as of September 30, 2022).

The Company and its subsidiaries have receivables from controlling shareholders, referring to the sale of property, in the amount of R$ 22,764 (R$ 23,975 as of December 31, 2022). Additionally , the Company recorded revenues of R$ 220 and R$ 655 in the three-month and nine-month periods ended on September 30, 2023, respectively (R$ 210 and R$ 648 for the three-month and nine-month periods ended on September 30, 2022, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2023	Balance as of December 31, 2022
Gerdau Trade Inc.	Subsidiary	Financing Agreements	1,484,250	Apr/23	-	982,378
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	437	Jan-24	437	-
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	Mar-24	50,644	50,644
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	33,550	Mar-24	33,550	33,550
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	Apr/24	150,000	-
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	Nov-24	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Nov-24	400,000	400,000
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	May/25	375,000	-
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	May/25	375,000	-
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Nov-25	400,000	400,000
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	5,322,363	Sep/26	645,823	629,255
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	Oct/27	2,135,806	2,225,417
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	Jan-30	2,493,785	2,598,415
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	Oct/37	255,388	266,103
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	Jun-38	12,216	12,216
GTL Trade Finance Inc.	Subsidiary	Financing Agreements	1,117,100	Apr/44	2,408,871	2,509,938

c) Price conditions and charges

Loan agreements between related parties carry interest based on fixed and/or market rates, such as Euribor, plus exchange variation, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,100 for the three-month period ended on September 30, 2023 (R$ 11,523 for the three-month period ended on September 30, 2022) and R$ 28,527 for the nine-month period ended on September 30, 2023 (R$ 29,192 for the nine-month period ended on September 30, 2022).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 488 for the three-month period ended on September 30, 2023 (R$ 538 for the three-month period ended on September 30, 2022) and R$ 1,516 for the nine-month period ended on September 30, 2023 (R$ 1,480 for the nine-month period ended on September 30, 2022).

The cost of social charges, related to the management of the Company, totaled R$ 3,539 for the three-month period ended on September 30, 2023 (R$ 5,129 for the three-month period ended on September 30 ,2022) and R$ 13,499 for the nine-month period ended on September 30, 2023 (R$ 15,112 for the nine-month period ended on September 30 ,2022)

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 6,427 during the three-month period ended on September 30, 2023 (R$ 5,219 for the three-month period ended on September 30, 2022) and R$ 19,150 during the nine-month period ended on September 30, 2023 (R$ 14,203 for the nine-month period ended on September 30, 2022).

e) Convertible loan into equity interest

As described in Note 3.4, on January 10, 2023, the Company converted into equity interest a convertible loan contributed in the joint venture Brasil ao Cubo S.A. in the amount of R$ 141 million.

f) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 41,567 on September 30, 2023 (R$ 49,231 on December 31, 2022). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 - EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliations of common and preferred outstanding shares are presented below:

	September 30, 2023		December 31, 2022
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,091,630,395	571,929,945	1,133,816,901
Acquisition of Treasury shares	-	-	-	(44,564,000)
Share bonus	28,596,497	54,691,436	-	-
Exercise of long-term incentive plan	-	2,482,327	-	2,377,494
Balance at the end of the period	600,526,442	1,148,804,158	571,929,945	1,091,630,395

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of September 30, 2023, 600,526,442 common shares and 1,156,540,608 preferred shares are subscribed and paid up, with a total capital of R$ 20,215,343 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2023*						December 31, 2022
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.**	585,793,846	97.5	-	0.0	585,793,846	33.3	557,898,901	97.5	-	0.0	557,898,901	33.3
Brazilian institutional investors	3,234,975	0.5	111,702,680	9.7	114,937,655	6.5	4,292,172	0.8	157,020,405	14.3	161,312,577	9.6
Foreign institutional investors	1,622,825	0.3	564,519,715	48.8	566,142,540	32.2	1,529,109	0.3	520,985,608	47.3	522,514,717	31.2
Other shareholders	9,874,796	1.7	472,581,763	40.8	482,456,559	27.6	8,209,763	1.4	413,624,382	37.6	421,834,145	25.2
Treasury stock	-	0.0	7,736,450	0.7	7,736,450	0.4	-	-	9,836,850	0.8	9,836,850	0.7
	600,526,442	100	1,156,540,608	100	1,757,067,050	100	571,929,945	100	1,101,467,245	100	1,673,397,190	100

* Balance as of September 30, 2023 includes share bonus.

** Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	September 30, 2023		December 31, 2022
	Preferred shares	R$	Common shares	R$	Preferred shares	R$
Balance at the beginning of the period	9,836,850	179,995	1,697,538	557	12,214,344	151,852
Share buyback program	-	-	-	-	44,564,000	1,073,124
Long term incentive plan exercvised during the period	(2,482,327)	(28,345)	-	-	(2,377,494)	(21,452)
Cancellation of treasury stocks	-	-	(1,697,538)	(557)	(44,564,000)	(1,023,529)
Capital increase with share bonus	381,927	-	-	-	-	-
Balance at the end of the period	7,736,450	151,650	-	-	9,836,850	179,995

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 19.60 as of September 30, 2023.

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADSs backed by preferred shares (GGB). The acquisition started on May 6, 2022, with a maximum duration period of 18 months. On November 3, 2023, the Company informed the market that the Share Buyback Program of its own issuance was completed. During its validity period, 44,564,000 preferred shares (GGBR4) were acquired at an average price of R$ 24.08 per share, corresponding to 81.0% of the Share Buyback Program and representing the amount of R$ 1,073,124.

On November 8, 2022, the Company's Board of Directors approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, with no par value, issued by the Company, without reducing the value of the Capital. Due to the deliberate cancellation of shares, the Company's capital is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, with no par value. Accordingly, Article 4 of the Company's Bylaws, which deals with the Capital have been adjusted.

On February 28, 2023, the Company's Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company's Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 21, 2023; increasing the Company's capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are preferred shares, all book-entry and without par value.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

g) Interest on equity - The Company credited interest on equity to its shareholders in the amounts presented below:

Period	Nature	R$/share	Outstandings shares (thousands)	Credit	Payment	Amount
1st quarter	Interest on income	0.51	1,749,090	05/15/2023	05/29/2023	892,056
2nd quarter	Dividends	0.43	1,749,331	08/18/2023	08/29/2023	752,172
Proposed dividends and interest on equity						1,644,228

Credit per share (R$)		0.94

The interest on equity and dividends credited during the period represent anticipation of statutory dividend.

NOTE 18 - EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2023			September 30, 2022*
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	543,040	1,038,751	1,581,791	1,021,947	1,988,910	3,010,857

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	600,526,442	1,148,714,980		600,526,442	1,168,742,585

Earnings per share (in R$) – Basic	0.90	0.90		1.70	1.70

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2023			September 30, 2022*
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	2,377,827	4,545,792	6,923,619	3,441,121	6,776,777	10,217,898

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	600,526,442	1,148,051,461		600,526,442	1,182,647,759

Earnings per share (in R$) – Basic	3.96	3.96		5.73	5.73

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

Diluted

	For the three-month period ended on
	September 30, 2023	September 30, 2022*
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,038,751	1,988,910
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	3,373	4,549
	1,042,124	1,993,459

Net income allocated to common shareholders	543,040	1,021,947
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(3,373)	(4,549)

	539,667	1,017,398

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	600,526,442	600,526,442
Preferred Shares
Weighted-average number of preferred shares outstanding	1,148,714,980	1,168,742,585
Potential increase in number of preferred shares outstanding due to the long term incentive plan	10,932,789	7,909,988
Total	1,159,647,769	1,176,652,573

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.90	1.69

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2023	September 30, 2022*
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	4,545,792	6,776,777
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	15,222	18,126
	4,561,014	6,794,903

Net income allocated to common shareholders	2,377,827	3,441,121
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(15,222)	(18,126)

	2,362,605	3,422,995

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	600,526,442	600,526,442
Preferred Shares
Weighted-average number of preferred shares outstanding	1,148,051,461	1,182,647,759
Potential increase in number of preferred shares outstanding due to the long term incentive plan	11,265,827	9,442,738
Total	1,159,317,288	1,192,090,497

Earnings per share – Diluted (Common and Preferred Shares) - in R$	3.93	5.70

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

NOTE 19 - LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 1, 2022	8,534,567
Granted	5,922,879
Forfeited	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	7,553,439
Forfeited	660,898
Share bonus	(2,017,569)
Exercised	(2,482,327)
Balance on September 30, 2023	14,527,328

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the 3-year grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 29.41 for the 2023 grant (R$ 27.25 for the 2022 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on September 30, 2023, was R$ 42,479 (R$ 29,842 for the three-month period ended on September 30, 2022). and the costs with long-term incentive plans recognized in the income statement in the nine-month period ended on September 30, 2023 was R$ 122,801 (R$ 69,257 on September 30, 2022).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

As of September 30, 2023 the Company has a total of 7,736,450 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

NOTE 20 - EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended on		For the nine-month periods ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Depreciation and amortization	(789,150)	(737,515)	(2,256,376)	(2,097,534)
Labor expenses	(1,892,175)	(1,871,867)	(5,750,694)	(5,390,069)
Raw material and consumption material	(10,543,814)	(12,549,342)	(33,164,624)	(37,353,903)
Freight	(1,045,445)	(1,252,654)	(3,329,547)	(3,783,872)
Other expenses/income	(590,604)	(556,832)	(1,753,039)	(1,533,021)
Tax credits recovery	-	-	845,216	-
	(14,861,188)	(16,968,210)	(45,409,064)	(50,158,399)

Classified as:
Cost of sales	(14,270,585)	(16,411,378)	(44,501,242)	(48,625,378)
Selling expenses	(184,064)	(183,818)	(532,434)	(529,944)
General and administrative expenses	(354,804)	(371,254)	(1,106,820)	(1,035,448)
Other operating income	37,602	72,768	951,425	169,289
Other operating expenses	(85,253)	(80,584)	(214,928)	(141,623)
Impairment of financial assets	(4,084)	6,056	(5,065)	4,705
	(14,861,188)	(16,968,210)	(45,409,064)	(50,158,399)

NOTE 21 - FINANCIAL INCOME

	For the three-month periods ended on		For the nine-month periods ended on
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Income from short-term investments	161,407	105,401	456,634	236,858
Interest income and other financial incomes	79,726	53,543	244,158	151,502
Financial income total	241,133	158,944	700,792	388,360

Interest on debts	(208,920)	(282,542)	(630,927)	(802,747)
Monetary variation and other financial expenses	(154,042)	(105,163)	(411,690)	(397,367)
Financial expenses total	(362,962)	(387,705)	(1,042,617)	(1,200,114)

Exchange variations, net	(359,558)	(315,084)	(849,191)	(603,439)
Tax credits monetary update	-	-	253,002	-
Gains and Losses on derivatives, net	3,633	13,666	(12,570)	20,536
Financial result, net	(477,754)	(530,179)	(950,584)	(1,394,657)

NOTE 22 - SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended on
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net sales	6,635,269	8,484,167	6,331,922	7,832,134	1,566,366	1,972,165	2,771,176	3,476,800	(241,475)	(616,034)	17,063,258	21,149,232
Cost of sales	(5,984,891)	(7,101,061)	(5,018,536)	(5,607,765)	(1,182,512)	(1,511,473)	(2,346,705)	(2,917,042)	262,059	725,963	(14,270,585)	(16,411,378)
Gross profit	650,378	1,383,106	1,313,386	2,224,369	383,854	460,692	424,471	559,758	20,584	109,929	2,792,673	4,737,854
Selling, general and administrative expenses	(218,609)	(209,013)	(135,792)	(154,012)	(38,095)	(38,992)	(76,090)	(69,400)	(70,282)	(83,655)	(538,868)	(555,072)
Other operating income (expenses)	(26,055)	8,067	(5,768)	(14,399)	(1,169)	4,244	6,416	(665)	(21,075)	(5,063)	(47,651)	(7,816)
Impairment of financial assets	(2,551)	(1,222)	(742)	7,078	(296)	(38)	(263)	211	(232)	27	(4,084)	6,056
Equity in earnings of unconsolidated companies	-	-	128,275	240,632	40,288	38,328	4,023	4,892	9,484	(2,358)	182,070	281,494
Operational income (Loss) before financial income (expenses) and taxes	403,163	1,180,938	1,299,359	2,303,668	384,582	464,234	358,557	494,796	(61,521)	18,880	2,384,140	4,462,516
Finacial result, net	(156,582)	(193,138)	6,982	60,271	(284,222)	(294,807)	(80,324)	(73,427)	36,392	(29,078)	(477,754)	(530,179)
Income (Loss) before taxes	246,581	987,800	1,306,341	2,363,939	100,360	169,427	278,233	421,369	(25,129)	(10,198)	1,906,386	3,932,337
Income and social contribution taxes	(51,647)	(243,594)	(279,842)	(503,781)	(78,595)	(64,736)	(65,613)	(102,654)	161,376	4,674	(314,321)	(910,091)
Net income (Loss)	194,934	744,206	1,026,499	1,860,158	21,765	104,691	212,620	318,715	136,247	(5,524)	1,592,065	3,022,246

Supplemental information:
Net sales between segments	14,831	409,901	(407)	17,911	8,564	-	794,046	802,459	(575,559)	(614,237)	241,475	616,034

Depreciation/amortization	465,433	380,834	152,152	159,631	60,070	65,308	113,465	128,954	(1,970)	2,788	789,150	737,515

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the nine-month periods ended on
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net sales	20,796,386	26,094,128	20,930,904	24,627,130	4,792,018	5,619,004	8,805,150	10,352,756	(1,123,527)	(2,244,853)	54,200,931	64,448,165
Cost of sales	(18,446,171)	(20,808,384)	(16,143,315)	(17,584,832)	(3,710,756)	(4,290,681)	(7,354,639)	(8,325,983)	1,153,639	2,384,502	(44,501,242)	(48,625,378)
Gross profit	2,350,215	5,285,744	4,787,589	7,042,298	1,081,262	1,328,323	1,450,511	2,026,773	30,112	139,649	9,699,689	15,822,787
Selling, general and administrative expenses	(634,189)	(595,451)	(430,622)	(440,589)	(112,567)	(113,277)	(215,486)	(192,111)	(246,390)	(223,964)	(1,639,254)	(1,565,392)
Other operating income (expenses)	(56,724)	33,812	(4,853)	(6,635)	2,995	12,003	(47,075)	5,904	842,154	(17,418)	736,497	27,666
Impairment of financial assets	(2,418)	(1,185)	(1,471)	3,444	(542)	(522)	124	2,969	(758)	(1)	(5,065)	4,705
Equity in earnings of unconsolidated companies	-	-	550,986	682,827	200,270	291,304	3,972	9,780	14,386	(6,998)	769,614	976,913
Operational income (Loss) before financial income (expenses) and taxes	1,656,884	4,722,920	4,901,629	7,281,345	1,171,418	1,517,831	1,192,046	1,853,315	639,504	(108,732)	9,561,481	15,266,679
Finacial result, net	(399,151)	(527,618)	86,207	51,327	(731,153)	(580,413)	(226,935)	(199,040)	320,448	(138,913)	(950,584)	(1,394,657)
Income (Loss) before taxes	1,257,733	4,195,302	4,987,836	7,332,672	440,265	937,418	965,111	1,654,275	959,952	(247,645)	8,610,897	13,872,022
Income and social contribution taxes	(312,308)	(1,046,023)	(1,053,458)	(1,570,238)	(171,615)	(235,055)	(233,844)	(406,179)	110,515	(353,397)	(1,660,710)	(3,610,892)
Net income (Loss)	945,425	3,149,279	3,934,378	5,762,434	268,650	702,363	731,267	1,248,096	1,070,467	(601,042)	6,950,187	10,261,130

Supplemental information:
Net sales between segments	172,380	1,293,706	73,264	73,264	8,564	8,564	869,319	869,319	-	-	1,123,527	2,244,853

Depreciation/amortization	1,264,741	1,077,517	445,438	455,852	177,103	178,872	361,229	379,166	7,865	6,127	2,256,376	2,097,534

	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Investments in associates and jointly-controlled entities	-	-	3,134,848	2,428,237	1,194,724	1,060,770	261,913	256,813	410,698	150,698	5,002,183	3,896,518
Total assets	26,471,369	25,664,151	23,876,205	21,767,488	6,938,147	7,488,279	13,209,673	13,193,959	5,914,989	5,684,775	76,410,383	73,798,652
Total liabilities	11,139,450	8,801,615	3,608,439	3,843,178	1,809,716	2,668,313	2,430,829	2,601,359	6,634,449	9,585,994	25,622,883	27,500,459

The main products by business segment are:

Brazil Operation: rebar, bars, wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, structural shapes, wide flange beams and billets.

South America Operation: rebar, bars, wires, wide flange beams and billets.

Special Steel Operation: bars, wire rod, billets and blooms.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Tax credits recovery, Tax credits monetary update, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended on
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net sales	7,131,700	9,273,064	2,018,131	2,281,127	7,913,427	9,595,041	17,063,258	21,149,232

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the nine-month periods ended on
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net sales	22,648,095	28,546,450	5,658,187	6,099,767	25,894,649	29,801,948	54,200,931	64,448,165

	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Total assets	31,728,221	31,628,514	10,056,593	9,895,251	34,625,569	32,274,887	76,410,383	73,798,652

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 23 - IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2022, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5% in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: R$ 8,749 million; b) Special Steels: R$ 4,329 million; c) South America: R$ 953 million; and d) Brazil: R$ 2,306 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: R$ 9,161 million; b) Special Steels: R$ 4,586 million; c) South America: R$ 1,011 million; and d) Brazil: R$ 2,673 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on September 30, 2023.

The Company will maintain over 2023 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On November 3, 2023, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on November 17, 2023, in the amount of R$ 0.47 per common and preferred share (equivalent to the amount of R$ 822.2 million), with payment on December 13, 2023, which was submitted and approved by the Board of Directors on November 6, 2023.

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